February 6, 2019

Shaun D. McMeans
Chief Financial Officer
HTG Molecular Diagnostics, Inc.
3430 E. Global Loop
Tucson, AZ 85706

       Re: HTG Molecular Diagnostics, Inc.
           Registration Statement on Form S-3
           Filed December 27, 2018
           File No. 333-229045

Dear Mr. McMeans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Steven M. Przesmicki